SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated December 23, 2016, filed by the Company with the Bolsa de Comercio de Buenos Aires  and theComisión Nacional de Valores.

By letter dated December 23, 2016, the Company reported that IDB Development Corporation Ltd. has exercised  its holdings of 12,85 million of warrants Serie 4 of Discount Investment Corporation Ltd. (TASE: DISI) (“DIC”), matured on December 21, 2016, for a total amount of NIS 92.3 million (Strike price NIS 7.183). Additionally, Dolphin Fund Ltd. and Dolphin Netherland B.V ( “Dolphin”) exercised its holdings of 8,683 and 74,340 warrants Serie 4 for NIS 62,370 and NIS 533,984 respectively.
Furthermore, Dolphin has early exercised its holdings of 166,046 Warrants Serie 5 and 6 of DIC for NIS 1,192,708 at the same strike price.
As of the date of this release, the stake of IDBD in DIC reached 67,93% of its shares outstanding and the stake of IRSA, through Dolphin and Tyrus S.A., reached 8.08% of DIC shares.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: December 23, 2016